

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2023

Lei Zhang
Director and Chief Executive Officer
Cheche Group Inc.
8/F, Desheng Hopson Fortune Plaza
13-1 Deshengmenwai Avenue
Xicheng District, Beijing 100088, China

> **Re: Cheche Group Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted May 24, 2023**
> **CIK No. 0001965473**

Dear Lei Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement Submitted May 24, 2023

The Sponsor or Prime Impact's directors, officers, advisors or any of their respective affiliates may elect to purchase, page 125

1. We note your response to our prior comment 18 that such purchases may be made following an agreement by the purchaser thereof not to exercise redemption rights and not to vote such shares in favor of the Business Combination. However, you also state that the purpose of any such purchases of Public Shares could be to vote such shares in favor of the Business Combination. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Prime Impact does not have a specified maximum redemption threshold, page 126

2. We note your disclosure that in no event will Prime Impact redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Investment, if consummated, "unless the Prime Impact Class A Ordinary Shares otherwise do not constitute 'penny stock' as such term is defined in Rule 3a51-1 of the Exchange Act."  Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your exchange listing in the event you believed the Prime Impact Class A Ordinary Shares otherwise do not constitute "penny stock" as such term is defined in Rule 3a51-1.  Please also provide disclosure that, if true, allowing the trust to fall below $5,000,001 could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock.

You may contact Ben Phippen at 202-551-3697 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters.  Please contact Madeleine Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:     Dan Espinoza